Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Allergan, Inc.

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	February 10, 2015
TO:	All Employees of Actavis and Allergan
FROM:	Lars Ramneborn, President, International Generics (Following Transaction Close)
Paul Navarre, President, International Brands (Following Transaction Close)
RE:	Announcing the proposed Country Manager Appointments for the International Organization, the International Strategic Marketing Heads and Direct International Functional Reports

On February 2, 2015 we outlined the proposed International Commercial Operating model and the introduction of the Regional Presidents. Further to this, we now announce the proposed Country Managers or leaders for the International Organization, the leadership team for the International Strategic Marketing teams within our Branded and Generic/OTC groups as well as the Functional Leadership teams with the International Commercial Organizations at the close of the deal.

Proposed Country Managers - Delivering Our ‘One Company’ Philosophy Nationally

In line with the ‘one company’ approach, we will appoint a Country Manager who will be responsible for the combined business within their country. The Country Managers will be fully empowered to execute plans according to their business needs and will work closely with their national leadership teams to forge strong and thriving national commercial teams.

It gives us great pleasure to introduce the proposed Country Manager team for the International Organization.

The following Country Managers will report into Lars Ramneborn’s International Generics Organization. As announced earlier, Jean-Guy Goulet, Canada Generics, will report directly to Bob Stewart.

The following Country Managers/leaders will report into Paul Navarre’s International Branded Organization.

Detailed national staffing and location proposals have not yet been finalised and any proposals for staffing changes will be managed in line with specific local requirements.

International Strategic Marketing Leadership – Delivering Business Expertise Across the Breadth of the International Markets

As communicated last week, the regions and countries within International will be supported by a team of Branded and Generics/OTC International Strategic Marketing Heads who will be responsible for the strategic commercialisation of their specific franchises.

The International Strategic Marketing Heads and their teams will act as business champions for the company, responsible for the long-term strategic planning of their portfolios including pipeline and business development priorities and contributing to life-cycle management. Additionally, they will support the countries and regions by developing international launch and marketing plans in close alignment with the countries across International. This will include developing core promotional campaigns and brand guidelines, medical education programs as well as KOL and stakeholder engagement plans. The International Strategic Marketing teams will work in close collaboration with the country and regional teams, with the support functions within the International Organisations as well as the Global teams including Marketing, Business Development, Health Outcomes, Medical Affairs and R&D.

Within International Brands, we will have three Strategic Marketing teams. These will be led by the following:

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Ophthalmology; Gerry Muhle will lead this franchise in the role of Vice President, International Strategic Marketing, Ophthalmology. This franchise will cover Glaucoma, Retina, Dry Eye including therapeutic dry eye, Speciality Therapeutics and Acute Care (ophthalmology).

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Speciality Care; Esther Hayward will lead this franchise in the position of Vice President, International Strategic Marketing, Speciality Care. The franchise will cover the BOTOX® therapeutic indications and additional branded products.

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Medical Aesthetics; Caroline Van Hove will lead this franchise (see further announcement below). This franchise will cover the Facial Aesthetics business, Breast Aesthetics and Breast Reconstruction for the International countries.

Within International Generics, we will also have three Strategic Marketing teams. These will be led by the following:

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Generics: Petr Kozel will lead this franchise in the position of Vice President, International Generics Strategic Marketing. The franchise will cover both the branded and unbranded generic prescription products as well as the hospital portfolio. In addition, the Strategic Generic Marketing team will provide support for sales force effectiveness within the International Generics (incl. OTC and Women’s Health) Organization. The function will also support the teams dedicated to generic portfolio development within the International Commercial Organization.

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OTC: Sami Oinas will lead this franchise in the position of Vice President, International OTC Strategic Marketing. This franchise will cover the key consumer healthcare categories in skin care, oral care, pain, gastrointestinal, cough & cold, and allergy for the International markets.

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Women’s Health: Anne Baille will lead this franchise in the position of Vice President, International Women’s Health Strategic Marketing. This franchise will cover the gender specific product areas such as contraception, fertility, pregnancy and menopause management.

Functional Leadership within the International Brands Organization

In order to support the fast growing branded businesses, the following functional teams will report to Paul Navarre, President International Brand Organisation.

Customer-Centric Organisation (CCO)

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The CCO team will be led by Caroline Van Hove who will become Senior Vice President, Medical Aesthetics and Customer-Centric Organisation, International Brands. The CCO will be responsible for commercial operational excellence across the International Branded Organization. Detailed organisational structures within CCO are currently being developed as part of the pre-integration planning and will be communicated at a later stage.

Pricing and Market Access

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The International Brands Organisation will have a dedicated Pricing and Market Access team that will work closely with the relevant global and international teams to support country submissions and coordinate Health Technology Appraisals (HTAs). This team will also work closely with our in-country teams to coordinate our pricing strategies across the regions. The Pricing and Market Access team will be led by Rick Morton who will become Executive Director, Pricing and Market Access, International Brands.

Communications and Public Relations

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The International Brands Communications and Public Relations team will work in close collaboration with the relevant Global Communications teams, the International Strategic Marketing teams and the country communications champions to develop and deploy physician, patient and consumer focused public relations campaigns to support key business imperatives. The Communications and Public Relations team will be led by Janet Kettels who will become Vice President, Communications and Public Relations, International Brands.

Functional Leadership within International Generics Organization

In order to support the fast growing generics businesses, the following functional teams will report to Lars Ramneborn, President International Generics.

Strategic Account Management

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Responsible for more than $500 million in sales, the Strategic Account Management team will lead the establishment and development of the relationships with our largest international accounts such as Walgreens Boots Alliance and Phoenix. This team will be led by Joost Molewater in the position of Executive Director, International Generics Strategic Account Management.

Strategic Launch Management & Generic Pricing/Reimbursement

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With over 500 launches planned across the 10 international regions annually, launch planning and market readiness are an essential facet of our generics business success. The Strategic Launch Management team will provide a coordinating function for all stakeholders to ensure expedience and transparency throughout the launch process. Another critical function of this group will be generic pricing and reimbursement. This team will be led by Arni Hrannar Haraldsson in the position of Vice President, International Generics Launch Management &Pricing/Reimbursement.

Commercial Generics Operations

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The Commercial Generics Operations function will be responsible for providing leadership and support for the on-going integration efforts, M&A and alliance opportunities. This position will also provide leadership and oversight of the budget, business reviews and operational strategies, and ensure alignment and implementation across the Generics Commercial organization. This function will be led by Olof Thorhallsdottir in the position of Vice President, International Commercial Generics Operations.

The International Strategic Marketing leaders as well as the dedicated International functional team leaders will report directly to either Paul Navarre or Lars Ramneborn.

The International Strategic Marketing Heads as well as the International functional team leaders are working with the pre-integration team to finalize the proposed structures for their organizations. As mentioned previously, we are continuing the review of regional hub location, but we expect that several of the regions will share regional locations and support staff to maximize efficiency. Details of the global functional leadership teams that will support our International Commercial Organization have been the subjects of separate announcements this week.

The process of pre-integration planning is moving very rapidly as we endeavor to outline the proposed organization for the new company. However, we fully appreciate that you are likely to have specific questions about the proposed changes and how they may impact you or your team. We will not be able to answer many of these questions until closure of the deal and after specific national requirements relating to the proposed organizational structures, staffing and location have been met. That said, the management of both companies remain committed to transparent and frequent communications, and intend to work closely with staff in all locations to provide clarity as soon as possible after the deal is closed.

We also appreciate that we have been asking you to focus on your goals and objectives for some time now, and that in a time of change this can be difficult. However, your attention to the daily business and your ability to limit disruption for our customers continues to be a source of pride for the management at both companies. As a result of this focus, the January 2015 results in both companies are excellent and the momentum is strong. The management of both companies thank you for your continued focus.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis.

The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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